

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2018

Christopher Rowland
Chief Executive Officer
Medigus Ltd.
7A Industrial Park, P.O. Box 3030
Omer, 8496500, Israel

     Re: Medigus Ltd.
          Registration Statement on Form F-1
          Filed June 13, 2018
          File No. 333-225610

Dear Mr. Rowland:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at 202-551-3498 with any questions.

          Division of Corporation Finance
          Office of Electronics and Machinery

cc: Robert V. Condon, III, Esq.